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September 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi and Mr. Christian Windsor

Re:	Hoyne Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-1 filed August 20, 2025 File No. 333-288102 (as amended, the “Registration Statement”)

Dear Ms. Adegbuyi and Mr. Windsor:

On behalf of Hoyne Bancorp, Inc. (the “Company”), we are hereby transmitting for filing via EDGAR a Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-288102) (the “Amended Registration Statement”). Simultaneously therewith, the Company is submitting via EDGAR this letter in response to the comment letter it received from the Staff dated September 4, 2025 with respect to the Registration Statement. We have included below the comment set forth in the Staff’s letter, as well as the Company’s response to that comment.

Amendment No. 1 to Form S-1 filed August 20, 2025

Management's Discussion and Analysis

Comparison of Financial Condition

Real Estate Owned, page 54

1.	Please refer to prior comment 4. We note your response that revised entries have been made to the audited consolidated financial statements for the year ended December 31, 2024 and the three month period ended March 31, 2025, and that such statements have been "restated" to now reflect the branch locations in other real estate at their carrying value at the time of transfer. Please confirm that your "restated" financial statements represent a correction of an error pursuant to ASC 250-10-45-22 through 45-24 and revise your filing to present all of the disclosures required by ASC 250-10-50-7 through 50-11. To the extent you believe that these corrections are not material to your financial statements, please provide us with a materiality analysis in support of your determination to not restate your financial statements.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

Ms. Aisha Adegbuyi

Mr. Christian Windsor

September 17, 2025

Response: The Company acknowledges the Staff’s comment and hereby confirms that the "restated" financial statements represent a correction of an error pursuant to ASC 250-10-45-22 through 45-24, and accordingly, the Company has revised the filing to present the disclosures required by ASC 250-10-50-7 through 50-11. Specifically, the Company has included Note 4. “Restatement of Previously Issued Consolidated Financial Statements” to both the audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 on page F-40 of the Amended Registration Statement and to the unaudited consolidated interim financial statements as of and for the six months ended June 30, 2025 and 2024 on page F-12 of the Amended Registration Statement. The Company has also included an explanation of the restatement and a reference to the restated financial statements and to these financial statement notes in the forepart of the MD&A section on page 50 of the Amended Registration Statement.

We believe the foregoing is responsive to the Staff’s comment and requests for additional information. Please be advised that the Company wishes to have the registration statement declared effective as soon as possible. Accordingly, should you have any questions or need any additional information, please do not hesitate to contact the undersigned at (312) 609-7835 or Daniel C. McKay, II at (312) 609-7762.

Very truly yours,

/s/ Jennifer Durham King

Jennifer Durham King

Shareholder, Corporate Practice Area Leader

cc:	Walter F. Healy, Hoyne Bancorp, Inc. Thomas S. Manfre, Hoyne Bancorp, Inc. Daniel C. McKay, II, Vedder Price P.C. John F. Breyer, Jr., Breyer & Associates PC